U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Burkett Robert (Last) (First) 19 Rock Hill Lane (Street) Scarsdale New York 10583 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CYME		6. Relationship of Reporting Person to Issuer X Director
	3. IRS Identification Number of Reporting Person, if an entity N/A	4. Statement for Month/Year July 2002	7. Individual or Joint Group Filing X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
5. If Amendment, Date of Original N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed (D)			5. Amount of Securities Beneficially Owned at End of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	A or D	Price
Common Stock (note 1)	07/26/2002	A/K	V	24,384	A	$0	24,384	D	N/A
Old Preferred Class B (note 2)	07/11/2002	A	V	9,790	D	$.0001	0	D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	A	D	Date Exercisable	Expiration Date
None Owned	-	-	-	-	-	-	-	-

Table II (cont.)

7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
-	-	-	-	-	-

Explanation of Responses:

On July 11, 2002, the Cytomedix First Amended Plan of Reorganization (the "Plan") became effective which changed the capitalization of Cytomedix, Inc. Therefore, this Reporting Person's beneficial ownership changed.

Note 1:

Under the Plan, all outstanding shares of common stock were subject to a one-for-five reverse split. This reverse split occurred on July 26, 2002 which reduced the reporting person's shares.

Note 2:

Under the Plan, shares of Preferred Class B were canceled. Holders of Preferred Class B were entitled to receive $.0001 for each share of Preferred Class B.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person:

/s/Robert Burkett

Robert Burkett

Date: August 12, 2002